SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, August 26, 2026 - Braskem S.A. (“Braskem”), in compliance with the provisions of Article 33, item XXXII, of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Parties	Braskem S.A (“Braskem” or the “Company”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).
Relationship with the issuer	Petrobras is a related party as it is a co-controlling shareholder of Braskem.
Purpose	Increase in the Company's commercial credit limit from R$ 350 million to R$ 2.35 billion for the acquisition of feedstocks supplied by Petrobras, subject to the granting of fiduciary guarantees and other risk mitigation mechanisms ("Credit Limit Increase").

Key Terms and Conditions

•        Effective until 12/31/2026, with the effects being maintained until the maturity of the invoices issued during the term of the agreement.

•        Guarantees: (i) fiduciary assignment of receivables from Braskem's clients in the approximate amount of R$ 1 billion per month; (ii) fiduciary lien over an escrow account, into which the receivables described in item (i) shall be paid, subject to a minimum retention of R$ 300 million (once the retention reaches such amount and provided that Braskem is not in default, all amounts paid into this account shall be transferred to the Company); and (iii) fiduciary assignment of credits arising from Writ of Mandamus No. 0015288-02.2009.4.01.3300 (CIDE credits), preserving the possibility of their use by Braskem for tax offset purposes while the Company is not in default.

•        Subject to the costs and conditions of the existing commercial agreements between the parties.

•        The credit limit shall only become effective after the establishment of the escrow accounts and the maintenance of a minimum balance of R$ 150 million.

•        The limit may be suspended, at Petrobras' sole discretion, in the event of failure to comply with the minimum monthly flow of receivables required to be directed to the escrow account. Acceleration events include the failure to perform monetary and non-monetary obligations, adjudication of bankruptcy, filing for judicial reorganization with acceleration of indebtedness by any of its creditors, and the liquidation of the Company, or the acceleration of any of the Company’s financial indebtedness.

Transaction date	08/24/2026
Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The transaction was reviewed by the Company’s Statutory Compliance and Audit Committee and Finance and Investment Committee, as well as by its Board of Executive Officers, and was approved by its Board of Directors, with the participation of Board members who also serve as executive officers of Petrobras.
Detailed justification of the reasons why the issuer’s management considers that the transaction was conducted on arm’s length terms or provides for adequate compensatory payment	Braskem assessed the transaction in light of its Related Party Transactions Policy, taking into account the need to ensure that the transaction was conducted on arm’s length terms, in the best interests of the Company and in accordance with market conditions. The terms and conditions of the transaction were deemed consistent with the risks and objectives sought by the parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.